Exhibit 99.2

ESCROW AGREEMENT

Escrow Agent: AUTOA2A, LTD.

Party A: Kaixin Holdings

Party B: Jet Sound Hong Kong Company Limited

Party C: Hiao-Ching Chiu

WHEREAS:

1.   Party A, Party B, Party C, and the Escrow Agent have entered into a Securities Purchase Agreement dated August 26, 2026 (the "SPA"), pursuant to which Party B will acquire 100% of the equity in the Target Company held by Party C, with the consideration being 10 million Class A ordinary shares issued by Party A (the “Consideration Shares”).

2.   The parties agree that such Consideration Shares (the "Escrow Shares") shall be held in escrow by the Escrow Agent under the terms of this escrow agreement (the “Agreement”) and released to Party C in batches based on the conditions set forth in the SPA.

3.   Capitalized terms used but not defined herein shall have the meanings ascribed to them in the SPA.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE 1 ESCROW ARRANGEMENT

1.1 Party A agrees to, within fifteen (15) business days after the effective date of this Agreement, cause the Consideration Shares under the SPA to be issued under the name of the Escrow Agent (the "Escrow Account").

1.2 The Escrow Agent accepts the appointment by Party A, B, and C to act as the independent escrow agent for the benefit of all parties hereto, to hold and manage the Escrow Shares in the Escrow Account pursuant to the terms of this Agreement.

1.3 During the Escrow Period as defined in Article 2, the Escrow Agent does not own the Escrow Shares; rather, the Escrow Agent shall have the right to exercise rights related to the management of the Escrow Shares in accordance with this Agreement. Party C shall enjoy the dividend and voting rights attached to the Escrow Shares during the Escrow Period, and the Escrow Agent shall provide all necessary assistance to facilitate the exercise of such rights by Party C.

ARTICLE 2 ESCROW PERIOD

The escrow period under this Agreement shall commence on the date the initial Escrow Shares are issued to the Escrow Agent. It shall continue until all Escrow Shares have been released in accordance with the terms of this Agreement.

ARTICLE 3 RELEASE MECHANISM

3.1 Release Conditions: The Escrow Agent may only initiate the release procedure upon simultaneously receiving the following documents:

(a) A writing confirmation from an accounting firm approved by Party A, confirming that the Target Company has achieved the Performance Target for the corresponding two-year assessment period; and

(b) A joint written instruction from Party A and Party B confirming the quantity of shares to be released for the current period (including any adjustments made pursuant to Article 5 of the SPA).

3.2 Release Procedure: Within ten (10) business days after receiving all documents specified in Clause 3.1, the Escrow Agent shall effect the transfer of the corresponding number of shares according to the quantity and recipient information detailed in said written instruction. Handling fees and relevant taxes incurred shall be borne by the recipient, unless otherwise stipulated in the SPA.

3.3 Dispute Handling: If a dispute arises among the parties regarding the quantity of shares to be released, the Escrow Agent has the right to suspend action until it receives a written settlement agreement signed by all parties or an effective ruling from the competent arbitral institution or court.

ARTICLE 4 RIGHTS AND OBLIGATIONS OF THE ESCROW AGENT

4.1 The Escrow Agent shall perform its escrow duties in good faith and ensure the safety of the Escrow Shares.

4.2 Except for the purposes of this Agreement or to comply with applicable law, the Escrow Agent shall not sell, transfer, pledge, or otherwise dispose of the Escrow Shares.

4.3 The Escrow Agent shall act solely based on the explicit stipulations of Article 3 of this Agreement. It assumes no responsibility for reviewing any disputes under the SPA and shall not be liable to any party for acting in accordance with this Agreement.

4.4 The Escrow Agent is entitled to charge an escrow fee of $5,000 per year during the Escrow Period.

ARTICLE 5 LIABILITY FOR BREACH

5.1 If the Escrow Agent breaches this Agreement by disposing of the Escrow Shares without authorization or failing to release the shares according to the conditions herein, it shall compensate the other parties for direct losses incurred as a result.

5.2 The Escrow Agent shall not be liable for any delay in the release of shares caused by the failure of Party A or Party B to provide the written instruction required under Article 3 in a timely manner. Liability for such delay shall be governed by the SPA.

ARTICLE 6 GOVERNING LAW AND DISPUTE RESOLUTION

6.1 The execution, validity, interpretation, performance, and dispute resolution of this Agreement shall be governed by the laws of the People's Republic of China.

6.2 Any dispute arising from or in connection with this Agreement shall be resolved in accordance with the dispute resolution mechanism stipulated in Article 10.2 of the SPA.

ARTICLE 7 MISCELLANEOUS

7.1 This Agreement shall become effective upon signature by all parties.

7.2 This Agreement is executed in four (4) counterparts, with the Escrow Agent, Party A, Party B, and Party C each holding one (1) counterpart, all having equal legal effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed by their respective authorized signatories as of the date indicated below.

Date: August 26, 2026

Escrow Agent: AUTOA2A, LTD.

Party A: Kaixin Holdings

Party B: Jet Sound Hong Kong Company Limited

Party C: Hsiao-Ching Chiu